UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55534 / March 27, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12517

In the Matter of	:	
	:	
CMERUN CORP.,	:	ORDER MAKINGS FINDINGS
COMBINE CORP.,	:	AND REVOKING REGISTRATIONS
DIGITAL CONCEPTS	:	BY DEFAULT AS TO CMERUN CORP.,
INTERNATIONAL, INC.,	:	COMBINE CORP., INTEGRATED
INTEGRATED HOMES, INC.,	:	HOMES, INC., AND LIGHTHOUSE FAST
LIGHTHOUSE FAST FERRY, INC., and	:	FERRY, INC.
WANNIGAN CAPITAL CORP.	:	

The Securities and Exchange Commission (Commission) initiated this proceeding with an Order Instituting Proceedings (OIP) on December 28, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP by February 1, 2007. See 17 C.F.R. § 201.141(a)(2)(ii). To date, only Respondents Wannigan Capital Corp. (Wannigan) and Digital Concepts International, Inc. (Digital), have filed Answers to the OIP, due ten days after service. See 17 C.F.R. § 201.220; OIP at 4.

Prehearing conferences were held on March 2 and 13, 2007, at which only the Division of Enforcement, Wannigan, and Digital made appearances. On March 15, 2007, the Division of Enforcement filed a motion for default against CMERUN Corp. (CMERUN), Combine Corp. (Combine), Integrated Homes, Inc. (Integrated Homes), and Lighthouse Fast Ferry, Inc. (Lighthouse) (collectively, "Defaulting Respondents"). As of today, the Defaulting Respondents have failed to file a response to the motion.

The Defaulting Respondents are in default for failing to file Answers to the OIP, attend a prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Pursuant to Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true as to the Defaulting Respondents.

CMERUN is a Delaware corporation located in Hudson, Massachusetts, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. CMERUN is delinquent in its periodic filings with the Commission because it has not filed a periodic report since its Form 10-KSB for the period ending September 30, 2000. That filing reported a net loss of approximately $11.6 million for the period November 8, 1999, to September 30, 2000, and $4.2 million in total assets as of September 30, 2000. As of August 1, 2006, the company's common stock (symbol "CMER") was traded on the over-the-counter markets. The company's common stock has no market makers and is not eligible for the piggyback exemption of Rule 15c2-11(f)(3) of the Exchange Act.

Combine, formerly known as CTC Cosmetics Holdings Co., Inc., is a former Delaware corporation located in Hamilton, Bermuda, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission because it has not filed a periodic report since its Form 10-QSB for the period ending November 30, 2001. That filing reported that Combine had no assets and an accumulated deficit during its development stage of approximately $2 million. The company's common stock (symbol "CEBP") is not publicly traded.

Integrated Homes is a dissolved Colorado corporation located in Boca Raton, Florida, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission because it failed to file any periodic reports since its Form 10-SB filed on October 13, 2000, became effective. It had filed an initial Form 10-SB on July 16, 1999, but voluntarily terminated that registration on September 27, 1999, before any periodic reports were due. Prior to the latter filing, the Colorado Secretary of State had administratively dissolved the corporation on September 1, 2000. As of August 1, 2006, the company's common stock (symbol "INHI") was quoted on the Pink Sheets, had four market makers and is eligible for the piggyback exemption of Rule 15c2-11(f)(3) of the Exchange Act.

Lighthouse is a revoked New Jersey corporation located in West Caldwell, New Jersey, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Lighthouse is delinquent in its periodic filings with the Commission because it has not filed a periodic report since a Form 10-QSB for the period ending June 30, 2002. The filing reported a net loss of approximately $6.1 million for the six months ending June 30, 2002, and $14.5 million in total assets as of June 30, 2002. As of August 1, 2006, the company's common stock (symbol "LHFF") was quoted on the Pink Sheets, had four market makers and is eligible for the piggyback exemption of Rule 15c2-11(f)(3) of the Exchange Act.

As discussed above, the Defaulting Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligation to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of the conduct described above, the Defaulting Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In view of the above, I find it necessary and appropriate for the protection of investors to revoke the registrations of the registered securities of CMERUN, Combine, Integrated Homes, and Lighthouse.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Respondents CMERUN Corp., Combine Corp., Integrated Homes, Inc., and Lighthouse Fast Ferry, Inc., are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge